[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK]



(202) 274-2007                                                nquint@luselaw.com

March 25, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Colonial Bankshares, Inc.
                  Registration Statement on Form SB-2

Ladies and Gentlemen:

         Pursuant to Rule 101 of Regulation S-T and on behalf of Colonial Bankshares, Inc. (the "Registrant"), we are transmitting by EDGAR under the Securities Act of 1933 (the "Securities Act") the Registrant's Registration Statement on Form SB-2, including exhibits (the "Registration Statement"). The registration fee of $3,008 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

         The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.10 per share, in connection with a "minority stock offering." The Registrant is the mid-tier stock holding company for Colonial Bank, FSB, a federal savings bank. Colonial Bankshares, MHC will be the majority owner of the Registrant following the stock issuance, which is subject to approval by the Office of Thrift Supervision.

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Securities and Exchange Commission
March 25, 2005
Page 2


         If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Eric Luse at (202) 274-2002.

                                                   Very truly yours,

                                                   /s/ Ned Quint

                                                   Ned Quint

Enclosures
cc:      Edward J. Geletka, President and
            Chief Executive Officer
         Eric Luse, Esq.